Exhibit 4(g)

Description of Capital Stock

The following description of the capital stock of Cracker Barrel Old Country Store, Inc. (“us,” “our,” “we,” “CBRL” or the “Company”) is a summary of the rights of our common stock and certain provisions of our amended and restated charter (the “Charter”) and amended and restated bylaws (the “Bylaws”) as currently in effect. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Charter, Bylaws and Rights Agreement (defined below), copies of which are filed as exhibits to this Annual Report on Form 10-K and are incorporated by reference herein, and to the applicable provisions of Tennessee law. We encourage you to read our Charter, Bylaws, and Rights Agreement and the applicable provisions of Tennessee law for additional information.

General

Our authorized capitalization consists of 500,000,000 shares, of which 400,000,000 shares are classified and designated common stock, par value $0.01 per share, and 100,000,000 shares are classified and designated preferred stock, par value $0.01 per share. Our board of directors (the “Board of Directors”) has designated and authorized the issuance of a series of up to 300,000 shares of Series A Junior Participating Preferred Stock, $0.01 par value per share (the “Series A Junior Participating Preferred Stock”).

Common Stock

Our common stock is listed and principally traded on the Nasdaq Global Select Market under the symbol “CBRL.” All outstanding shares of our common stock are fully paid and nonassessable. Each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of shareholders. Our Board of Directors is declassified, and each director stands for election every year. The holders of our outstanding common stock do not have the right to cumulate their votes with respect to the election of directors or any other matters. The holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available for the payment of dividends at the times and in the amounts as our Board of Directors may from time to time determine. The shares of common stock are neither redeemable nor convertible. Holders of our common stock have no preemptive or subscription rights to purchase any securities of CBRL. Upon liquidation, dissolution or winding up of CBRL, the holders of our common stock are entitled to receive pro rata the assets of CBRL that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Preferred Stock

Our Charter authorizes our Board of Directors to issue, without further shareholder approval, up to 100,000,000 shares of preferred stock from time to time in one or more series with such designations, powers, preferences and relative rights, including voting rights, conversion rights, distribution rights, dividend rights, liquidation preference, transfer rights, redemption rights, merger rights and other rights, or restrictions as may be provided for the issue of such series by resolution and amendment to our Charter adopted by our Board of Directors. This generally is referred to as “blank check” preferred stock. The preferred stock could have priority over common stock as to dividends and as to the distribution of our assets upon any liquidation, dissolution or winding up of CBRL. Accordingly, the Board of Directors’ ability to authorize, without shareholder approval, the issuance of preferred stock with conversion and other rights may adversely affect the rights of holders of our common stock or other series of preferred stock that may be outstanding. No shares of our preferred stock are currently issued and outstanding and we currently have no plans to issue any of the 100,000,000 authorized shares of preferred stock, except as described under “-Series A Junior Participating Preferred Stock” and “-Shareholder Rights Agreement.”

Series A Junior Participating Preferred Stock

On February 22, 2024, the Board of Directors authorized the issuance of a series of 300,000 shares of Series A Junior Participating Preferred Stock. The Series A Junior Participating Preferred Stock may be issued in fractions of one one-hundredth of a share upon the exercise by holders of our common stock of certain preferred share purchase rights (the “Rights”) pursuant to the Rights Agreement. Our Board of Directors authorized and declared a dividend to shareholders of record at the close of business on March 8, 2024 of one Right for each outstanding share of common stock of the Company. The terms of the Series A Junior Participating Preferred Stock are governed by our Charter.

For additional information regarding the Rights Agreement, see “-Shareholder Rights Agreement.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock and the Rights is Equiniti Trust Company, LLC.

Our Charter and Bylaws Contain Provisions That May Have an Anti-Takeover Effect

Our Charter and Bylaws contain certain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of the Company. These provisions, which are summarized below, could discourage takeovers, coercive or otherwise. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our Board of Directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Undesignated preferred stock. As discussed above, our Board of Directors has the ability to designate and issue preferred stock with voting or other rights or preferences that could deter hostile takeovers or delay changes in our control or management.

Limits on the ability of shareholders to act by written consent. Our Charter does not provide that our shareholders may act by written consent, which, under Tennessee law, has the effect of requiring all shareholders to consent to taking an action without a meeting. Accordingly, the holders of a majority of our capital stock would not be able to amend our Charter or Bylaws or remove directors without holding a meeting of shareholders called in accordance with our Bylaws, which may lengthen the amount of time required to take shareholder actions.

Requirements for advance notification of shareholder nominations and proposals. Our Charter and Bylaws contain advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board of Directors or a committee of the Board of Directors. These advance notice procedures may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempt to obtain control of the Company.

Amendment of Certificate of Incorporation and Bylaws. Tennessee law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or Bylaws, unless a corporation’s Charter or Bylaws, as the case may be, requires a greater percentage. Our Charter provides that certain sections of our Charter and Bylaws may only be amended or revised by the affirmative vote of at least 75% of the outstanding shares of the capital stock of the Company entitled to vote, voting as one class.

Removal of directors. Under Tennessee law, a director can be removed by shareholders with or without cause, unless a corporation’s charter provides that the director can only be removed for cause. Our Charter includes this restriction, which could make it more difficult for shareholders to remove existing members of our Board other than in connection with an annual meeting elect directors at which their annual terms expire.

Calling a special meeting. Under Tennessee law, a special meeting of a Tennessee corporation’s shareholders can be called by its board of directors or, unless the charter provides otherwise, the holders of at least 10% of the outstanding voting stock. Our Charter provides that a special meeting can be called only by the holders of 20% or more of the voting stock, which could diminish the ability of shareholders to call special meetings or effect proposals outside the annual meeting context.

Tennessee Anti-Takeover Statutes

In addition to certain of the Charter and Bylaws provisions discussed above and below, Tennessee has adopted a series of statutes which can have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for our capital stock.

The Tennessee Business Combination Act

The Tennessee Business Combination Act (the “TBCA”) applies to all Tennessee companies. It imposes a five-year standstill on transactions such as mergers, share exchanges, sales of assets, liquidations and other interested party transactions between Tennessee corporations and “interested shareholders” and their associates or affiliates, unless the business combination is approved by the board of directors before the interested shareholder goes above the 10% ownership threshold. Thereafter, the transaction either requires a two-thirds vote of the shareholders other than the interested shareholder or satisfaction of certain fair price standards.

The TBCA also provides for additional exculpatory protection for the board of directors in resisting mergers, exchanges and tender offers if a Tennessee corporation’s charter specifically incorporates such provisions. A Tennessee corporation’s charter may authorize the members of a board of directors, in the exercise of their judgment, to give due consideration to factors other than price and to consider whether a merger, exchange, tender offer or significant disposition of assets would adversely affect the corporation’s employees, customers, suppliers, the communities in which the corporation operates, or any other relevant factor in the exercise of their fiduciary duty to the shareholders.

The Tennessee Control Share Acquisition Act

The Tennessee Control Share Acquisition Act (the “TCSA”) limits the voting rights of shares owned by a person above certain percentage thresholds, unless the non-interested shareholders of the corporation approve the interested shareholder’s acquisition above the designated threshold. However, the TCSA only applies to corporations whose charter or bylaws contain an express declaration that control share acquisitions are to be governed by the TCSA. In addition, the charter or bylaws may specifically provide for the redemption of control shares or appraisal rights for dissenting shareholders in a control share transaction. Our Charter makes all of the express declarations necessary to avail us of the full protection under the TCSA.

Our charter makes all of the express declarations necessary to avail us of the full protection under the TBCA and TCSA. The provisions described above will have the general effect of discouraging, or rendering more difficult, unfriendly takeover or acquisition attempts. Consequently, such provisions could make takeover transactions less likely or have an adverse effect on the market price of our securities. However, our Board of Directors believes that such provisions are advantageous to shareholders in that they will encourage potential acquirers to negotiate with the Board of Directors with respect to any takeover proposal, thus enabling our Board of Directors to seek the greatest value and most favorable terms reasonably obtainable for our shareholders in such circumstances.

Shareholder Rights Agreement

Effective as of February 27, 2024, our Board of Directors adopted the Rights Agreement, dated as of February 27, 2024, by and between us and Equiniti Trust Company, LLC, as rights agent (the “Rights Agreement”). In connection with the adoption of the Rights Agreement, our Board of Directors authorized and declared a dividend to shareholders of record at the close of business on March 8, 2024 of one right (a “Right”) for each outstanding share of common stock of the Company. Upon certain triggering events, each Right would entitle the holder to purchase from the Company one one-hundredth (subject to adjustment) of one share of Series A Junior Participating Preferred Stock, at an exercise price of $600.00 (the “Purchase Price”) per one one-hundredth of a share of Series A Junior Participating Preferred Stock. In addition, if a person or group acquires beneficial ownership of 20% or more of the Company’s common stock without prior approval of the Board of Directors, each holder of a Right (other than the acquiring person or group whose Rights will become void) will have the right to purchase, upon payment of the Purchase Price and in accordance with the terms of the Rights Agreement, a number of shares of the Company’s common stock having a market value of twice the Purchase Price.

The Rights Agreement is intended to enable all of our shareholders to realize the full potential value of their investment in the Company and to protect the interests of the Company and its shareholders by reducing the likelihood that any person or group gains control of the Company through open market accumulation or other tactics without paying an appropriate control premium. The Rights Agreement could render more difficult, or discourage, a merger, tender offer, or assumption of control of the Company that is not approved by our Board of Directors. The Rights Agreement, however, is not intended to interfere with any merger, tender or exchange offer or other business combination approved by our Board of Directors. In addition, the Rights Agreement does not prevent our Board of Directors from considering any offer that it considers to be in the best interest of the Company’s shareholders.